
07008536

SECU ISSION


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NOV 2 8 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 East Ninth Street
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan W. Presby 216.588.4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

127 Public Square, Suite 3300	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, Carol Severino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmTrust Investment Services, Inc., as of November 13, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President
Title

Notary Public

State of Ohio
County of Cuyahoga
My Commission Expires January 25, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AmTrust Investment Services, Inc.

(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

Financial Statements as of and for the Year Ended September 30, 2007, Supplemental Schedule as of September 30, 2007, Report on Internal Control, and Independent Auditors' Report

AMTRUST INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AmTrust Investment Services, Inc.
Cleveland, Ohio

We have audited the following financial statements of AmTrust Investment Services, Inc. (formerly Ohio Savings Securities, Inc., the "Company"), a wholly owned subsidiary of AmTrust Financial Corporation, for the year ended September 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of September 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 26, 2007

AMTRUST INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,501,908
INVESTMENT IN SECURITIES	161
RECEIVABLE FROM BROKERS AND DEALERS	446,866
DEPOSIT WITH CLEARING BROKER	50,000
OFFICE PROPERTIES AND EQUIPMENT—net	73,765
DEFERRED TAX ASSET	9,300
DUE FROM AFFILIATE—net	2,625
PREPAID EXPENSES AND OTHER ASSETS	25,283
TOTAL	$ 4,109,908

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 877,223
Total liabilities	877,223
STOCKHOLDER'S EQUITY:	
Capital stock, no par value—500 shares authorized, issued and outstanding	500
Paid-in capital	1,549,500
Retained earnings	1,682,685
Total stockholder's equity	3,232,685
TOTAL	$ 4,109,908

See notes to financial statements.

AMTRUST INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

REVENUES:	
Commissions	$ 10,768,407
Interest	9,395
Management fees—Amtrust Insurance Agency, Inc.	29,644
Realized gain on sale of securities	3,910
Other	86
Total revenues	10,811,442
EXPENSES:	
Compensation	5,881,424
Management fees—AmTrust Bank	1,274,485
Clearance charges	283,909
Communications and data processing	20,040
Equipment rental and office occupancy expenses	131,492
Professional services	130,025
Postage	85,284
Other operating expenses	82,682
Total expenses	7,889,341
INCOME BEFORE INCOME TAX EXPENSE	2,922,101
INCOME TAX EXPENSE:	
Current tax expense	1,091,516
Deferred tax benefit	(13,300)
Total income tax expense	1,078,216
NET INCOME	$ 1,843,885

See notes to financial statements.

AMTRUST INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Capital Stock	Paid-in Capital	Retained Earnings Accumulated (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE—September 30, 2006	$ 500	$ 1,549,500	$ (161,200)	$ 3,752	$ 1,392,552
Comprehensive income:					
Net income			1,843,885		1,843,885
Unrealized loss on securities classified as available for sale—net of tax effect				(3,752)	(3,752)
Total comprehensive income					1,840,133
BALANCE—September 30, 2007	$ 500	$ 1,549,500	$ 1,682,685	$ -	$ 3,232,685

See notes to financial statements.

AMTRUST INVESTMENT SERVICES INC.
(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,843,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,346
Loss on sale of trading securities	3,297
Gain on sale of securities available for sale	(7,207)
Deferred tax benefit	(13,300)
Net purchases and sales of securities	(3,077)
Changes in assets and liabilities:	
Increase in receivables from brokers and dealers	(96,064)
Decrease in prepaid expenses and other assets	11,090
Decrease in due from affiliate	(138,700)
Increase in accounts payable and accrued expenses	180,415
Net cash provided by operating activities	1,795,685
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of securities available for sale	10,507
Purchase of office properties and equipment	(4,202)
Net cash used in investing activities	6,305
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 1,801,990
CASH AND CASH EQUIVALENTS:	
Beginning of year	1,699,918
End of year	$3,501,908

See notes to financial statements.

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AmTrust Investment Services, Inc. (formerly Ohio Savings Securities, Inc., the "Company") is a registered nonclearing broker and dealer in securities. The Company was incorporated in June 1983, obtained its securities dealer licenses in January 1984, and began offering accounts shortly thereafter. The Company primarily operates in Ohio, Florida and Arizona by offering investment advice and completing transactions for its customers. The Company is a wholly owned subsidiary of AmTrust Financial Corporation.

Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash Equivalents—The Company considers all highly liquid investments with a term of three months or less to be cash equivalents. Such amounts are considered short-term in nature; therefore the carrying amount approximates fair value.

Commissions Receivable—Commissions receivable and related revenues and accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

Investments—Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from investment transactions are reported on the specific identification method.

Depreciation—Depreciation is provided on a straight-line basis using the estimated useful life of assets ranging from 3 to 10 years.

Income Taxes—The Company provides federal and state income taxes in accordance with the asset and liability method as if it filed separately.

2. RELATED-PARTY TRANSACTIONS

The Company maintains noninterest-bearing deposits at AmTrust Bank (the "Bank"), a wholly owned subsidiary of AmTrust Financial Corporation. As of September 30, 2007, the Company held $3,109,790 on deposit with the Bank.

Under an agreement with the Bank, the Bank provides certain management services for the benefit of the Company. Services include office space, furnishings, general management, accounting, and clerical services. In consideration for the services provided, the Company incurred $1,274,485 in management

fees and $64,611 in rent for the year ended September 30, 2007. In addition, the Bank pays select operating expenses for the Company for which the Company subsequently reimburses the Bank. At September 30, 2007, the Company had net receivables in the amount of $2,625 due from the Bank.

Under an agreement with AmTrust Insurance Agency, Inc. a wholly owned subsidiary of AmTrust Financial Corporation, the Company provides certain management services for the benefit of AmTrust Insurance Agency, Inc. Services include general management, sales, and clerical services. In consideration for the services provided, $29,644 in management fees for the year ended September 30, 2007, was earned from AmTrust Insurance Agency, Inc.

3. OFFICE PROPERTIES AND EQUIPMENT

At September 30, 2007, office properties and equipment, less accumulated depreciation and amortization, consisted of the following:

Furniture and fixtures	$ 49,265
Equipment	120,188
Leasehold improvements	46,235
Construction in process	1,613
Total office properties and equipment	217,301
Less accumulated depreciation and amortization	(143,536)
Total office properties and equipment—net	$ 73,765

4. INCOME TAXES

The operating results of the Company and other affiliated entities are included in the consolidated federal income tax return of its parent, AmTrust Financial Corporation. The Company reimbursed its parent company $882,400 for federal income taxes paid on its behalf. The federal income tax expense included in the accompanying statement of operations is equal to approximately 35% of the Company's pretax accounting income for fiscal 2007. The remaining amount represents state and local taxes which are filed directly by the Company.

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2007, are as follows:

Deferred tax assets:	
State and local taxes	$ 8,200
Accrued expenses	2,000
Total gross deferred tax assets	10,200
Deferred tax liabilities:	
Prepaid expenses	200
Premises and equipment primarily due to differences in depreciation	700
Total gross deferred tax liabilities	900
Net deferred tax assets	$ 9,300

Under the asset and liability method of accounting for income taxes, a valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of September 30, 2007.

5. NET CAPITAL RULE

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l). Such rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealers, Inc., the Company may be prohibited from expanding its business if its ratio of "aggregate indebtedness" to "net capital" exceeds 10 to 1.

The Company is required to maintain minimum "net capital" of $58,387 according to the Uniform Net Capital Rule. The Company's "net capital" and ratio of "aggregate indebtedness" to "net capital" at September 30, 2007, were $616,078 and 1.42, respectively.

6. RULE 15C3-3 EXEMPTION

The Company is exempt from rule 15c3-3 of the Securities Exchange Commission under subsection (k) of that rule. Under this exemption, the "Computation for Determination of Revenue Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

* * * * * *

SUPPLEMENTAL SCHEDULE

AMTRUST INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of AmTrust Financial Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2007

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 3,232,685
Deductions and other charges—nonallowable assets:	
Receivables from brokers and dealers	(53,287)
Due from affiliate	(14,509)
Cash	(2,449,739)
Haircuts securities	(24)
Office properties and equipment—net	(73,765)
Prepaid expenses and other assets	(25,283)
Total deductions and other charges	(2,616,607)
NET CAPITAL	$ 616,078
AGGREGATE INDEBTEDNESS—Item included in statement of financial condition:	
Liabilities	$ 877,223
Due to affiliate	(1,416)
TOTAL AGGREGATE INDEBTEDNESS—Net	$ 875,807
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 58,387
Excess net capital	$ 557,691
Ratio—aggregate indebtedness to net capital	1.42

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAMING AN EXEMPTION FROM THE SEC RULE 15c3-3

To the Board of Directors of
AmTrust Investment Services, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of AmTrust Investment Services, Inc. (the "Company") as of and for the year ended September 30, 2007 (on which we issued our report dated November 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 26, 2007

END